

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 11, 2008

Mr. Robert Astore
Chief Financial Officer
International Power Group, LTD
950 Celebration Blvd., Ste. A
Celebration, FL 34747

> **Re: International Power Group, LTD**
> **Form 10-K for the Year Ended December 31, 2007**
> **File No. 0-51449**

Dear Mr. Astore:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief